                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2001

[_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _______ to _______


     Commission File Number: 1-10777


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Ambac Financial Group, Inc.
                             Savings Incentive Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Ambac Financial Group, Inc.
                             One State Street Plaza
                            New York, New York 10004

                           AMBAC FINANCIAL GROUP, INC.
                             SAVINGS INCENTIVE PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                           Ambac Financial Group, Inc.
                             Savings Incentive Plan

                                      INDEX
                                      -----

                                                                                              PAGE
                                                                                              ----
       Independent Auditors' Report .......................................................      2


       Financial Statements:

          Statements of Net Assets Available for Plan Benefits as of
          December 31, 2001 and 2000 ......................................................      3

          Statements of Changes in Net Assets Available for Plan Benefits
          for the years ended December 31, 2001 and 2000 ..................................      4

          Notes to Financial Statements ................................................... 5 - 13

       Supplemental Schedules*:

          Schedule 1 - Schedule H, Line 4(i) - Schedule of Assets (Held at End
          of Year) as of December 31, 2001 ................................................     14


          Schedule 2 - Schedule H, Line 4 (j) - Schedule of Reportable
          Transactions for the Year Ended December 31, 2001 ...............................     15

       Signatures .........................................................................     16

* Schedules required by Form 5500 that are not applicable have not been included.

                          Independent Auditors' Report


To the Administrator of
Ambac Financial Group, Inc. Savings Incentive Plan

We have audited the accompanying statements of net assets available for plan benefits of Ambac Financial Group, Inc. Savings Incentive Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4 (i) - Schedule of Assets (Held at End of Year) as of December 31, 2001 and Schedule H, line 4 (j) - Schedule of Reportable Transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP
New York, New York
June 24, 2002

                           Ambac Financial Group, Inc.
                             Savings Incentive Plan
              Statements of Net Assets Available for Plan Benefits

                           December 31, 2001 and 2000

                                                         2001              2000
                                                    ---------------   --------------
Assets:
  Investments, at fair value (see note 3):
      Ambac Financial Group, Inc. Stock Fund           $17,111,787       $15,177,980
      Mutual Funds                                      30,899,818        32,894,509
      Loans to participants                                844,337           921,163
                                                    --------------   ---------------
      Total investments                                 48,855,942        48,993,652
                                                    --------------    --------------

  Receivables:
     Contributions receivable                            1,961,532         1,758,077
                                                    --------------    --------------
     Total receivables                                   1,961,532         1,758,077
                                                    --------------    --------------
          Net assets available for plan benefits       $50,817,474       $50,751,729
                                                    ==============    ==============

See Accompanying Notes to Financial Statements

                           Ambac Financial Group, Inc.
                             Savings Incentive Plan
         Statements of Changes in Net Assets Available for Plan Benefits

                           December 31, 2001 and 2000

                                                                                           2001             2000
                                                                                    -----------------  --------------
Additions to net assets attributed to:
     Contributions:
        Employer contributions                                                            $2,536,666      $ 2,154,985
        Employee contributions                                                             2,185,084        1,828,698
        Rollovers                                                                            618,628          208,273
                                                                                    ----------------   --------------
             Total contributions                                                           5,340,378        4,191,956
                                                                                    ----------------   --------------
     Investment Income:
        Interest and dividends                                                               736,413        3,451,043
        Net (depreciation) appreciation in fair value of investments (see note 3)         (5,016,454)         284,463
                                                                                    ----------------   --------------
             Total investment (loss) income                                               (4,280,041)       3,735,506
                                                                                    ----------------   --------------
             Total additions                                                               1,060,337        7,927,462
                                                                                    ----------------   --------------
Deductions from net assets attributed to:
        Benefit payments                                                                     993,332        3,913,912
        Administrative expenses                                                                1,260            1,080
                                                                                    ----------------   --------------
             Total deductions                                                                994,592        3,914,992
                                                                                    ----------------   --------------

             Net increase                                                                     65,745        4,012,470

Net assets available for plan benefits at:
        Beginning of year                                                                 50,751,729       46,739,259
                                                                                    ----------------   --------------

        End of year                                                                      $50,817,474      $50,751,729
                                                                                    ================   ==============

        See Accompanying Notes to Financial Statements

                          AMBAC FINANCIAL GROUP, INC.
                             SAVINGS INCENTIVE PLAN
                         Notes to Financial Statements

 (1)     Description of the Plan

         The following description of the Ambac Financial Group, Inc. Savings Incentive Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or Plan document for more complete information of the Plan's provisions.

         (a)     General

                 The Plan is a defined contribution plan covering all regular employees of Ambac Financial Group, Inc. ("Ambac") who have completed at least six months of service in which the employee is credited with at least 500 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                 The Plan is a program designed to encourage long-term savings by eligible employees of Ambac. These savings are achieved through a systematic program of salary deferrals. The employee's salary is reduced by the amount elected to be saved on a pre-tax basis. The pre-tax "deferred" part of the employee's salary is not taxable to the employee until distribution, unless such distribution is to another eligible retirement plan. Ambac is the Plan sponsor.

         (b)     Contributions

                 Each participant in the Plan directs Ambac to defer on a pre-tax basis a certain percentage of his or her compensation. Employee contributions are accrued when deducted from employee pay and are invested after receipt by the Trustee. Employees may contribute to the Plan up to 15% of base compensation prior to October 22, 2001, and 20% for periods subsequent to October 22, 2001. Ambac makes an employer matching contribution of 50% of the employee's contributions up to 6% of such participants' base compensation. Ambac may also make a Basic Profit Sharing contribution of 3% of base compensation and a Supplemental Profit Sharing contribution of an additional 3% of base compensation in the subsequent year to eligible employees. Additionally, Ambac may make a discretionary Profit Sharing contribution equal to an amount determined by Ambac, in its sole discretion, for the taxable year with or within which the applicable Plan year ends. All employer Supplemental Profit Sharing contributions and discretionary Profit Sharing contributions are automatically allocated to Ambac Financial Group, Inc. Stock Fund. Contributions are subject to certain limitations as prescribed by the Internal Revenue Code.

                          AMBAC FINANCIAL GROUP, INC.
                             SAVINGS INCENTIVE PLAN
                         Notes to Financial Statements
(1), Continued

         (c)     Participant Accounts

                 Each participant's account is credited with the participant's contribution and allocation of (a) Ambac's contributions, and
                 (b) plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         (d)     Vesting

                 Participants are immediately vested in all contributions plus actual earnings or losses thereon.

         (e)     Payments of Benefits

                 On termination of employment, retirement, total and permanent disability, or death, a participant or participant's beneficiary may elect to receive an immediate lump-sum amount equal to the value of his or her account, or may elect to defer receipt of such lump sum payment until such participant attains the age of 70 1/2. If the participant's amount is less than $5,000, an immediate lump sum distribution is made upon termination of employment.

         (f)     Participant Loans

                 Participants may borrow, subject to limitations relative to prior loans, up to one-half of their vested account balances, but not to exceed $50,000. The loan will bear a reasonable rate of interest as determined by the Plan Administrative Committee. Participants may have up to three outstanding loans at any one time. Repayment of the loan shall be made through payroll deductions over a term not to exceed five years. However, if the loan is used to acquire a principal residence, the term of the loan may be for up to 15 years. All outstanding loans shall be due and payable at the time of any distribution of all or any portion of the value of a participant's account.

         (g)     Investments

                 The Plan allows the participant to choose from a select group of investment options. Each participant may elect to have his or her investment contributions invested among the following investment accounts:

                 (1)       Ambac Financial Group, Inc.  Stock Fund

                           Ambac Financial Group, Inc. Stock Fund seeks to provide the potential for long-term growth through increases in the value of Ambac stock and reinvestment of its dividends.

                          AMBAC FINANCIAL GROUP, INC.
                             SAVINGS INCENTIVE PLAN
                         Notes to Financial Statements
(1), Continued

            (2)      Vanguard Explorer Mutual Fund

                     The Vanguard Explorer Mutual Fund seeks to provide long-term growth of capital by investing in the stocks of small companies (which, at the time of purchase, typically have market values of $100 million to $1 billion), with prospects for above average growth.

            (3)      Vanguard Long-Term Corporate Mutual Fund

                     The Vanguard Long-Term Corporate Mutual Fund seeks to provide a high and sustainable level of interest income. The fund invests in a widely diversified group of long-term bonds, most of them issued by corporations with strong credit ratings. It may also invest in U.S. Treasury securities and mortgage-backed securities.

            (4)      Vanguard Prime Money Market Mutual Fund

                     The Vanguard Prime Money Market Mutual Fund seeks high income and a stable share price of $1 by investing in short-term, high-quality money market instruments issued by financial institutions, non-financial institutions, the U.S. government, and federal agencies. Its holdings may include certificates of deposit, bank-guaranteed securities, corporate IOUs, and other money market instruments, as well as U.S. Treasury and government agency securities and repurchase agreements on such securities.

            (5)      Vanguard 500 Index Mutual Fund

                     The Vanguard 500 Index Mutual Fund seeks long-term growth of capital and income from dividends. The fund holds all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, in proportion to their weighting in the index. The fund attempts to match the performance of the index and remains fully invested in stocks at all times.

            (6)      Vanguard Windsor II Mutual Fund

                     The Vanguard Windsor II Mutual Fund seeks long-term growth of capital and income from dividends. The Fund invests primarily in large and medium-sized companies whose stocks are considered by the fund's advisers to be undervalued. Undervalued stocks are generally those that are out of favor with investors and currently trading at prices that, the Fund's adviser feels, are below what the stocks are worth in relation to their earnings.

                          AMBAC FINANCIAL GROUP, INC.
                             SAVINGS INCENTIVE PLAN
                         Notes to Financial Statements
(1), Continued

              (7)    Vanguard Asset Allocation Mutual Fund

                     The Vanguard Asset Allocation Mutual Fund seeks long-term total growth of capital and income. The fund invests in common stocks, long-term U.S. Treasury bonds, and money market instruments. The mix, or allocation, of the three types of assets changes from time to time depending on which mix appears to offer the best combination of expected returns and risk.

              (8)    Vanguard U.S. Growth Mutual Fund

                     The Vanguard U.S. Growth Mutual Fund seeks to provide long-term growth of capital by investing in large-capitalization stocks of seasoned U.S.
                     companies with records of superior growth. The fund chooses companies with strong positions in their markets and reasonable financial strength.

              (9)    Vanguard International Growth Mutual Fund

                     The Vanguard International Growth Mutual Fund seeks long-term growth of capital growth by investing in stocks of high-quality, seasoned companies based outside the United States. It includes stocks with records of exceptional growth from more than 15 countries (including Japan, the United Kingdom, the Netherlands, Switzerland, and Germany). The core of the fund, constituting 60% to 70% of its assets, consists of companies with sustainable competitive advantages and strong prospects for long-term growth.

              (10)   Vanguard Total Bond Market Index Mutual Fund

                     The Vanguard Total Bond Market Index Mutual Fund seeks a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market. The index consists of more than 5,000 U.S. Treasury, federal agency, mortgage-backed, and high-quality corporate securities, with a total market value exceeding $4 trillion. The fund invests in a large sample of the index.

              (11)   Vanguard Growth & Income Mutual Fund

                     The Vanguard Growth & Income Mutual Fund seeks long-term growth of capital and income from dividends. To achieve its objective, the fund's advisers uses computer models to select a diversified group of stocks that, as a whole, has investment characteristics similar to the S&P 500 Index, but is expected to provide a higher total return than the Index.

                          AMBAC FINANCIAL GROUP, INC.
                             SAVINGS INCENTIVE PLAN
                         Notes to Financial Statements
(1), Continued

              (12)    Vanguard REIT Index Mutual Fund

                      The Vanguard REIT Index Mutual Fund seeks to provide a high level of dividend income, as well as long-term growth of capital, by investing primarily in shares of real estate investment trusts (REITs), which own properties such as apartments, office buildings, and shopping malls. The fund owns all of the stocks in the Morgan Stanley REIT Index, a benchmark of U.S. property trusts that covers about two-thirds of the value of the entire U.S. REIT market.

              (13)    Vanguard LifeStrategy Conservative Growth Mutual Fund

                      The Vanguard LifeStrategy Conservative Growth Mutual Fund seeks a high level of income and moderate long-term growth of capital and income. The fund invests fixed percentages of its assets in five other Vanguard mutual funds, including an asset allocation fund, but its proportion of exposure to stocks, bonds and cash may change from time to time because of changes in the asset allocation fund.

              (14)    Vanguard LifeStrategy Growth Mutual Fund

                      The Vanguard LifeStrategy Growth Mutual Fund seeks long-term growth of capital. The fund invests fixed percentages of its assets in four other Vanguard mutual funds where the allocation ranges are expected to be 65%-90% stocks, 10%-35% bonds, and 0%-25% cash investments.

              (15)    Vanguard LifeStrategy Moderate Growth Mutual Fund

                      The Vanguard LifeStrategy Moderate Growth Mutual Fund seeks a reasonable level of income and long-term growth of capital and income. The fund invests fixed percentages of its assets in four other Vanguard mutual funds where the allocation ranges are expected to be 45%-70% stocks, 30%-55% bonds, and 0%-25% cash investments.

              (16)    Vanguard LifeStrategy Income Mutual Fund

                      The Vanguard LifeStrategy Income Mutual Fund seeks a high level of income. The fund invests fixed percentages of its assets in four other Vanguard mutual funds where the allocation ranges are expected to be 5%-30% stocks, 70%-95% bonds, and 0%-25% cash investments.

                          AMBAC FINANCIAL GROUP, INC.
                             SAVINGS INCENTIVE PLAN
                         Notes to Financial Statements

(2)      Summary of Significant Accounting Policies

         The following are the significant accounting policies followed by the
         Plan:

         (a)      Basis of Accounting and Use of Estimates

                  The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

         (b)      Investment Valuation and Income Recognition

                  The Plan's investments are stated at fair value. Shares of registered investment companies' (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Ambac Financial Group, Inc. Stock Fund is valued at its year-end unit closing price. The Ambac Financial Group, Inc. Stock Fund consists of Ambac Financial Group, Inc. Common Stock as well as small amounts of cash and cash equivalents. The Ambac Financial Group, Inc. Common Stock in the stock fund is valued using quoted market prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

         (c)      Plan Expenses

                  It is Ambac's present practice to pay routine administrative, accounting, legal and investment advisory expenses of the Plan.

         (d)      Payment of Benefits

                  Benefits are recorded when paid.

                          AMBAC FINANCIAL GROUP, INC.
                             SAVINGS INCENTIVE PLAN
                         Notes to Financial Statements

(2), Continued

        (e)       Risks and Uncertainties

                  The Plan offers a number of investment options including the Ambac Financial Group, Inc. Stock Fund and a variety of pooled investment funds, some of which are registered investment companies. The investment funds consist of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

                  The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ambac Financial Group, Inc. Stock Fund, which principally invests in the securities of a single issuer.

        (f)       Adoption of New Accounting Pronouncement

                  The Plan adopted Financial Accounting Standards Board's FAS 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by FAS 138 and related implementation guidance ("SFAS 133"), on January 1, 2001. The adoption of SFAS 133 had no material impact on the Plan's financial statements.

                          AMBAC FINANCIAL GROUP, INC.
                             SAVINGS INCENTIVE PLAN
                         Notes to Financial Statements

(3)      Investments

         The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                                2001            2000
                                                            -------------  --------------
                 Ambac Financial Group Inc. Stock Fund      $ 17,111,787*    $15,177,980*

                 Vanguard 500 Index Mutual Fund                4,215,865       3,786,195

                 Vanguard Asset Allocation Mutual Fund         4,560,621       4,693,522

                 Vanguard U.S. Growth Mutual Fund              5,238,456       8,006,852

                 Vanguard Growth & Income Mutual Fund          5,042,846       5,627,286

                 Vanguard International Growth Mutual Fund     3,050,971       4,018,959

         * Include nonparticipant-directed portion (see footnote 4)

         The net appreciation (depreciation) on investments (including gains and losses on investments bought and sold, as well as held) for the years ended December 31, 2001 and 2000 is as follows:

                                                            2001           2000
                                                        ------------   -----------
                 Ambac Financial Group Inc. Stock Fund  $    93,538    $ 6,193,487
                 Mutual Funds                            (5,109,992)    (5,909,024)
                                                        -----------    -----------
                                     Total             ($ 5,016,454)   $   284,463
                                                        ===========    ===========

                          AMBAC FINANCIAL GROUP, INC.
                             SAVINGS INCENTIVE PLAN
                         Notes to Financial Statements

(4)      Nonparticipant-Directed Investments

         Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                               2001                 2000
                                                          ---------------     -----------------
                 Ambac Financial Group Inc. Stock Fund *      $17,111,787           $15,177,980
                                                          ===============     =================

                                                                                 Year Ended
                                                                              December 31, 2001
                                                                             -------------------
                 Changes in Net Assets:

                      Contributions                                                  $1,421,792

                      Interest and dividends                                            101,783

                      Net appreciation in fair value                                     93,538

                 Benefit payments                                                      (313,400)

                 Administrative expenses                                                   (160)

                 Transfers from participant directed- investments, net                  630,254
                                                                             ------------------
                                                                                     $1,933,807
                                                                             ==================

                 * The Ambac Financial Group, Inc. Stock Fund displayed above is for both participant/nonparticipant-directed investments. The balance of nonparticipant-directed net assets is not practicable to be determined.

(5)      Income Tax Status

         The Internal Revenue Service has determined and informed Ambac by a letter dated July 17, 2001 that the Plan, and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(6)      Plan Termination

         Although it has not expressed any intention to do so, Ambac has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan was terminated, the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations, generally to provide benefits, after all expenses, to the participants and beneficiaries of the Plan.

                                                                      Schedule 1

                           Ambac Financial Group, Inc.
                             Savings Incentive Plan

        Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
                                December 31, 2001

                      Identity of Issuer                                          Description                             Value
--------------------------------------------------------- ---------------------------------------------------------      -----------
*  Ambac Financial Group, Inc. Stock Fund                 Common Stock Fund; 323,495 shares at cost of $8,751,707        $17,111,787
                                                                                                                         ===========

*  Vanguard Explorer Mutual Fund                          Mutual Fund; 30,530 shares                                     $ 1,841,293
*  Vanguard Long-Term Corp. Mutual Fund                   Mutual Fund; 252,607 shares                                      2,192,626
*  'Vanguard Prime Money Market Mutual Fund               Mutual Fund; 1,715,982 shares                                    1,715,982
*  Vanguard 500 Index Mutual Fund                         Mutual Fund; 39,814 shares                                       4,215,865
*  Vanguard Windsor II Mutual Fund                        Mutual Fund; 51,686 shares                                       1,322,636
*  Vanguard Asset Allocation Mutual Fund                  Mutual Fund; 209,107 shares                                      4,560,621
*  'Vanguard U.S. Growth Mutual Fund                      Mutual Fund; 277,902 shares                                      5,238,455
*  'Vanguard International Growth Mutual Fund             Mutual Fund; 203,263 shares                                      3,050,971
*  Vanguard Total Bond Market Index Mutual Fund           Mutual Fund; 73,159 shares                                         741,831
*  Vanguard Growth & Income Mutual Fund                   Mutual Fund; 178,824 shares                                      5,042,846
*  Vanguard LifeStrategy Conservative Growth Mutual Fund  Mutual Fund; 1,363 shares                                           19,158
*  Vanguard LifeStrategy Growth Mutual Fund               Mutual Fund; 35,111 shares                                         611,982
*  Vanguard LifeStrategy Income Mutual Fund               Mutual Fund; 131 shares                                              1,682
*  Vanguard LifeStrategy Moderate Growth Mutual Fund      Mutual Fund; 3,301 shares                                           52,592
*  Vanguard REIT Index Mutual Fund                        Mutual Fund; 24,013 shares                                         291,278
                                                                                                                         -----------
                                                                                                                         $30,899,818
                                                                                                                         ===========

* Participant Loans                                       101 participants loans (Interest rate range 5.75% to 10.5%) *  $   844,337
                                                                                                                         ===========

* party-in-interest as defined by ERISA

See accompanying independent auditors' report

                                                                      Schedule 2

                           Ambac Financial Group, Inc.
                             Savings Incentive Plan

          Schedule H, Line 4 (j) - Schedule of Reportable Transactions
                          Year Ended December 31, 2001

                                                              Number                    Number                    Cost
                                                                of       Purchase        of          Selling       of
                Identity and Description                     purchases     price        sales        price     assets sold  Net gain
                ------------------------                     ---------  -----------  ----------   -----------  -----------  --------
Ambac Financial Group, Inc. Stock Fund Common Stock Fund        85      $ 2,898,322       56      $ 1,058,053   $ 701,653   $356,400

See accompanying independent auditors' report

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administrator the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               Ambac Financial Group, Inc.
                                               Savings Incentive Plan




Dated: June 28, 2002                           By: /s/ Frank J. Bivona
                                                   -----------------------------
                                                   Frank J. Bivona
                                                   Vice Chairman and Chief
                                                   Financial Officer

Dated: June 28, 2002                           By: /s/ Gregg L. Bienstock
                                                   -----------------------------
                                                   Gregg L. Bienstock
                                                   Managing Director, Human
                                                   Resources and Employment
                                                   Counsel Plan Administrator

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